(Excerpt Translation)


                                                               February 20, 2008
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

                        Report on Number of Listed Shares
                        ---------------------------------

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in January 2008 (the "Current Month").


1.   Summary

     Number of listed shares as of the end of the           3,609,997,492 shares
     preceding month

     Total number of shares changed during the                          0 shares
     Current Month

     (out of which, as a result of exercise of                        (0 shares)
     stock acquisition rights)

     (out of which, as a result of other reasons)                     (0 shares)

     Number of listed shares as of the end of the           3,609,997,492 shares
     Current Month


2.   Stock acquisition rights (1st series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1)  Number of shares

     Total number of shares delivered during the                        0 shares
     Current Month

     (out of which, number of newly issued shares)                    (0 shares)

     (out of which, number of shares transferred                      (0 shares)
     from treasury shares)

(2)  Exercise price

     Aggregate exercise price during the Current                           JPY 0
     Month

     (out of which, aggregate amount of newly                            (JPY 0)
     issued shares)

     (out of which, aggregate amount of shares                           (JPY 0)
     transferred from treasury shares)

3.   Stock acquisition rights (2nd series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1)  Number of shares

     Total number of shares delivered during the                    9,700 shares
     Current Month

     (out of which, number of newly issued shares)                    (0 shares)

     (out of which, number of shares transferred                  (9,700 shares)
     from treasury shares)

(2)  Exercise price

     Aggregate exercise price during the Current                  JPY 30,225,200
     Month

     (out of which, aggregate amount of newly                            (JPY 0)
     issued shares)

     (out of which, aggregate amount of shares                  (JPY 30,225,200)
     transferred from treasury shares)



4.   Stock acquisition rights (3rd series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1)  Number of shares

     Total number of shares delivered during the                    2,700 shares
     Current Month

     (out of which, number of newly issued shares)                    (0 shares)

     (out of which, number of shares transferred                  (2,700 shares)
     from treasury shares)

(2)  Exercise price

     Aggregate exercise price during the Current                  JPY 12,260,700
     Month

     (out of which, aggregate amount of newly                            (JPY 0)
     issued shares)

     (out of which, aggregate amount of shares                  (JPY 12,260,700)
     transferred from treasury shares)

5.   Stock acquisition rights (4th series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1)  Number of shares

     Total number of shares delivered during the                   35,500 shares
     Current Month

     (out of which, number of newly issued shares)                    (0 shares)

     (out of which, number of shares transferred                 (35,500 shares)
     from treasury shares)

(2)  Exercise price

     Aggregate exercise price during the Current                 JPY 155,383,500
     Month

     (out of which, aggregate amount of newly                            (JPY 0)
     issued shares)

     (out of which, aggregate amount of shares                 (JPY 155,383,500)
     transferred from treasury shares)